

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2011

<u>Via E-mail</u>
Mr. Frank S. Yuan
Chief Executive Officer
ASAP Expo, Inc.
345 S. Figueroa St., Suite M09
Los Angeles, CA 90071

> **Re:** **ASAP Expo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **Filed May 23, 2011**
> **File No. 001-34294**

Dear Mr. Yuan:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Facing Sheet</u>

1.   You appear to be using an outdated Facing Sheet format. Please see Form 10-K and refer to Release Nos. 33-8876 and 33-9002, effective February 4, 2008 and April 13, 2009, respectively. Please revise or advise.

2.   The Commission file number presented on your Facing Sheet does not appear to be correct. Our records indicate that the Commission file number for ASAP Expo, Inc. is 001-34294. Please revise or advise.

Table of Contents, page 3

3.	Your table of contents appears to be that used in accordance with Regulation S-B. Please be advised that Regulation S-B has been integrated into Regulation S-K, as well as Article 8 of Regulation S-X. In future filings, please revise to present a table of contents that complies with the requirements of Form 10-K.

Evaluation of Controls and Procedures, page 20

4.	Please clarify within this section that your Chief Executive Officer also performs the role of Chief Financial Officer.

5.	You have referred to an outdated Evaluation Date. In this regard, you have defined such date as "a date within 90 days prior to the filing of the Company's December 31, 2010 Form 10-KSB." Item 307 of Regulation S-K requires that the evaluation take place as of the end of the period covered by the report.

6.	We note your reference to the filing of a Form 10-KSB for the year ended December 31, 2010. Please remover references to this form as it is no longer used, nor was a Form 10-KSB ever filed by the company.

7.	Within the last sentence of this paragraph, you appear to confuse disclosure controls and procedures with internal controls over financial reporting. These represent two separate controls systems that must be reported on separately.

	The definition of disclosure controls and procedures is set forth in Rule 13a-15(e). You must disclose management's assessment of disclosure controls and procedures as required by Item 307 of Regulation S-K.

	The definition of internal controls over financial reporting is set forth in Rule 13a-15(f). We note your statements that "there are no significant deficiencies in the design or operation of internal controls over financial reporting" and that "no material weaknesses in [y]our internal controls over financial reporting" were noted. These statements do not meet the criteria for management's assessment of internal controls over financial reporting. Refer to Item 308 of Regulation S-K for the requirements of management's annual report.

8.	In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2010.

Mr. Frank S. Yuan
ASAP Expo, Inc.
July 6, 2011
Page 4

9.   We note your statement that "there were no significant changes in [y]our internal controls over financial reporting..." Please revise to indicate whether there was <u>any</u> change in your internal control over financial reporting during your fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

<u>Certifications</u>

10.   Certifications must be in the exact form set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that your certification excludes the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Please file an amendment to your Form 10-K that includes the entire periodic report and a new, corrected certification.

<u>Form 10-Q for the Quarterly Period Ended March 31, 2011</u>

11.   Where applicable, the above comments should be considered in revising your Form 10-Q for the quarterly period ended March 31, 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief